Mail Stop 3561

August 28, 2009

Via Fax & U.S. Mail

Mr. Jeff J. Kaminski
Chief Financial Officer
26555 Northwestern Highway
Southfield, Michigan 48033

      Re: **Federal-Mogul Corporation**
               Form 10-K for the year ended December 31, 2008
               Filed February 24, 2009
               File No. 001-34029

Dear Mr. Kaminski:

We have reviewed your response letter dated August 19, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Note 3. Fresh-Start Reporting, page 74

1. We note from your response to our prior comment 7 that $215.3 million of excess cash is included in the calculation of the reorganization value of equity. Please tell us how this amount was determined or calculated.

Footnote (a)

2. We note from your response to our prior comment 9 that you have provided additional disclosure in footnote (a) that you will include in future filings. However, the calculation of some of the adjustments related to the settlement of liabilities subject to compromise is unclear. For example, in your revised disclosure you indicate that "Payments on LSC debt" of $1,639 million, "temporary funding of US Asbestos Trust" of $140 million and "adequate protection payments to DIP lenders" of $132 million all affected the "cash and cash equivalents" balance sheet account. However, the adjustment to cash on the balance sheet in Note 3 is only $20.4 million. Please advise and revise future filings to clearly explain the adjustment to cash, including the nature and amount of all significant components of the adjustment.

Note 10. Goodwill and Other Intangible Assets, page 88

3. We note from your response to our prior comment 12 that the majority of the customer relationship intangible asset was assigned to Aftermarket ("AM") customers with a weighted average useful life of 14.4 years. Please explain to us, citing historical experience or other pertinent data, why you believe that a range of 14 to 16 years for the customer relationships intangible asset is appropriate.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(248) 354-7727